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                               CONSENT OF EXPERTS


We hereby consent to the filing of that certain PJV Technical Report dated April 4, 2003, including the identification of us as experts, under cover of Form 6-K with the Securities and Exchange Commission and the incorporation by reference of that report and information into Kinross Gold Corporation's registration statements on Form S-8, Registration Nos. 333-05776, 033-93926, 033-82450,
333-08936, 333-09004, 333-12662, 333-13744, and 333-13742.


By:   /s/Jean Couture/
         Jean-Francois Couture, Ph.D., P.Geo
Title:   Principal Geologist

Date:    June 30, 2004